UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Perceptron, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

71361F100
(CUSIP Number)

CHAD H. GOLDSTEIN
MOAB CAPITAL PARTNERS, LLC
15 East 62nd Street
New York, New York 10065
(212) 981-2623

ANDREW FREEDMAN, ESQ.
MEAGAN REDA, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 15, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 71361F100

1	NAME OF REPORTING PERSON MOAB CAPITAL PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 830,898
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 830,898
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 830,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 71361F100

1	NAME OF REPORTING PERSON MOAB PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 778,562
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 778,562
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 778,562
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 71361F100

1	NAME OF REPORTING PERSON MICHAEL M. ROTHENBERG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 830,898
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 830,898
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 830,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP NO. 71361F100

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Moab LP and held in the Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 778,562 Shares directly owned by Moab LP is approximately $5,378,000, including brokerage commissions.  The aggregate purchase price of the 52,336 Shares held in the Managed Account is approximately $337,000, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 9,348,846 Shares outstanding, as of February 4, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on February 9, 2016.

A.	Moab LP

(a)	As of the close of business on April 19, 2016, Moab LP directly owned 778,562 Shares.

Percentage: Approximately 8.3%

(b)	1. Sole power to vote or direct vote: 778,562
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 778,562
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Moab LP since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	Moab LLC

(a)
As of the close of business on April 19, 2016, 52,336 Shares were held in the Managed Account.  Moab LLC, as the investment adviser of Moab LP and the Managed Account, may be deemed the beneficial owner of the (i) 778,562 Shares directly owned by Moab LP and (ii) 52,336 Shares held in the Managed Account.

Percentage: Approximately 8.9%

(b)	1. Sole power to vote or direct vote: 830,898
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 830,898
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 71361F100

(c)
Moab LLC has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the Shares on behalf of Moab LP and the Managed Account since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	Mr. Rothenberg

(a)	Mr. Rothenberg, as the managing member of Moab LLC, may be deemed the beneficial owner of the (i) 778,562 Shares directly owned by Moab LP and (ii) 52,336 Shares held in the Managed Account.

Percentage: Approximately 8.9%

(b)	1. Sole power to vote or direct vote: 830,898
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 830,898
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Rothenberg has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares on behalf of Moab LP and the Managed Account since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 71361F100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 19, 2016

MOAB PARTNERS, L.P.

By: Moab Capital Partners, LLC, its Investment Adviser

By:	/s/ Michael M. Rothenberg
	Name:	Michael M. Rothenberg
	Title:	Managing Director

MOAB CAPITAL PARTNERS, LLC

By:	/s/ Michael M. Rothenberg
	Name:	Michael M. Rothenberg
	Title:	Managing Director

/s/ Michael M. Rothenberg
MICHAEL M. ROTHENBERG

CUSIP NO. 71361F100

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 1 to the Schedule 13D

Shares of Common Stock Purchased	Price Per Share($)	Date of Transaction

MOAB PARTNERS, L.P.

94	4.9930	03/15/2016
7,645	4.9950	03/15/2016
1,501	5.2130	03/16/2016
12,382	5.0483	03/16/2016
23,732	5.2800	03/16/2016
54,0001	7.50002	04/15/2016

MOAB CAPITAL PARTNERS, LLC
(Through the Managed Account)

505	4.9994	3/15/2016
6	4.9933	3/15/2016
1,568	5.2800	3/16/2016
818	5.0497	3/16/2016
99	5.2130	3/16/2016
1,100	5.0677	3/21/2016
2,2001	7.50002	3/21/2016
9,8001	7.50002	4/15/2016

1 Represents shares underlying American-style put options that were assigned.  These put options expired on April 15, 2016.

2 Represents the exercise price of the put options.